                  Request for Effectiveness of Registration Statement of
                            Oppenheimer Baring Japan Fund
            Pursuant to Rule 461 under the Securities Act of 1933, as amended

VIA EDGAR

January 16, 2007

Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

         Re:      Oppenheimer Baring Japan Fund
                  File Nos. 333-137581 and 811-21954

To the Securities and Exchange Commission:

     Oppenheimer  Baring  Japan  Fund (the  "Registrant")  and  OppenheimerFunds
Distributor,  Inc., as general  distributor of the Registrant's  shares,  hereby request effectiveness on January 18, 2007, or as soon as practicable thereafter, of the Registrant's  Pre-Effective Amendment No. 3 to its Registration Statement
on Form N-1A, filed on January 16, 2007.

     The undersigned  hereby  acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority,  declare the filing effective, it does not  foreclose  the  Commission  from taking any action with respect to the filing;  (ii) the action of the  Commission  or the staff,  acting  pursuant  to delegated  authority,  in declaring the filing  effective,  does not relieve the
Registrant  from its full  responsibility  for the  adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any  proceeding  initiated by the  Commission or any person under the federal securities laws of the United States.

                                            Oppenheimer Baring Japan Fund

                                            By:      /s/ Lisa I. Bloomberg
                                                   -----------------------------------------------
                                                   Lisa I. Bloomberg, Assistant Secretary

                                            OppenheimerFunds Distributor, Inc.

                                            By:    /s/ Janette Aprilante
                                                   -----------------------------------------------
                                                   Janette Aprilante, Secretary